

ORRICK




05009573

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

June 30, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

***VIA CERTIFIED MAIL***
***RETURN RECEIPT REQUESTED***

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 07 2005
WASH, D.C. 198 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

FJA

Re: ~~EFI~~AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of June 28, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
JUL 11 2005
THOMSON
FINANCIAL

dw 7/11

DOCSNY1:863595.11
13024-2 JG9/JG9

With the agreement of the Supervisory Board, the Executive Board of the Prime Standard-listed consulting and software firm FJH AG (ISIN DE0005130108) has decided to implement part of the previously-announced capital increase as part of the company's overall financing concept. In the forthcoming week the company's equity capital, which currently stands at Euro 8,220,000, will be increased by just under 10 per cent based on the full exploitation of the powers granted from the approved Capital I and on the partial exploitation of the approved Capital II. Accordingly, 821,999 new individual shares will be issued without subscription rights at a price of Euro 2.07. The new shares will be offered to investors for subscription.

This capital-raising measure will flow some Euro 1.7 million into the company. The remaining part of the announced capital increase, worth a total of Euro 6-7 million, will be implemented over the course of the year. By staggering the capital-raising measures in this way, the company is ensuring a continuous inflow of capital, further strengthening the firm's capital base for restructuring activities and improving its equity capitalisation.

FJH AG
Martina Faßbender
Leonhard-Moll-Bogen 10
81373 München
Telefon: +49 (0) 89 769 01 - 517
Fax: +49 (0) 89 769 01 606
E-Mail: martina.fassbender@fjh.com
Internet: www.fjh.com

München, 30. Juni 2005